

March 11, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of EATON CORPORATION, guaranteed by EATON CORPORATION PLC and certain of its wholly-owned direct and indirect subsidiaries, under the Exchange Act of 1934:

- 3.850% Notes due 2028
- 3.950% Notes due 2029
- 4.200% Notes due 2031
- 4.500% Notes due 2033
- 4.800% Notes due 2036
- 5.450% Notes due 2056

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com